# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stardust Power Inc., CIK 0001831979
CUSIP: 854936101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 9112 N. KELLEY AVE, SUITE C, OKLAHOMA CITY, Oklahoma (OK), 73131
Date of event which requires filing of this statement: 06/18/2025
Amends the filing with accession number 0001493152-24-027837
Filed by CIK 0002028136
Persons authorized to receive notices and communications: Roshen Pujari, 15 E Putnam Ave, Suite 378, Greenwich, Connecticut (CT), 06830, 800-742-3095

## Reporting persons
- Roshen Pujari (CIK 0002028136): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 26,394,284; shared voting power 0; sole dispositive power 26,394,284; shared dispositive power 0; aggregate amount beneficially owned 26,394,284 (43.9% of the class)
  Comment: The percent of class is calculated based on the 60,160,804 shares of Common Stock outstanding as of May 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the three months ended March 31, 2025, as filed with the SEC on May 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Stardust Power Inc.
Address of issuer's principal executive offices: 9112 N. KELLEY AVE, SUITE C, OKLAHOMA CITY, Oklahoma (OK), 73131
Comment: This Amendment No. 2 (this "Statement") amends and supplements the Schedule 13D, originally filed on July 15, 2024 (the "Schedule 13D") relating to the Common Stock of the Issuer. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover page to this Statement is incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover page to this Statement is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
On April 16, 2025 and April 17, 2025, the Reporting Person transferred 1,500,000 and 1,380,000 shares of Common Stock, respectively, for no consideration to an irrevocable trust for the benefit of the Reporting Person's child. After giving effect to such transfers, the Reporting Person ceased to have voting or dispositive power such the shares of Common Stock held by the trust and, accordingly, specifically disclaims beneficial ownership thereof.

On June 16, 2025, the Reporting Person sold 9,350 shares of Common Stock, to cover tax withholding obligations in connection with the vesting and settlement of Restricted Stock Units pursuant to a Rule 10b5-1 trading plan adopted on November 29, 2024. The sales were to satisfy tax withholding obligations to be funded by a "sell to cover" transaction and do not represent discretionary transactions by the Reporting Person.

On June 18, 2025, the Reporting Person transferred 103,817 shares of Common Stock held by Vikasa Clean Energy I L.P., beneficially owned by the reporting person, for no additional consideration, to certain limited partners. After giving effect to such transfers, the Reporting Person ceased to have voting or dispositive power such the shares of Common Stock held by the trust and limited partners and, accordingly, specifically disclaims beneficial ownership thereof. Except as described above, the Reporting Person has not effected any transactions in Class A Common Stock in the past 60 days.

## Signatures
- Roshen Pujari: /s/ Roshen Pujari, Roshen Pujari / Chief Executive Officer (06/20/2025)